Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our reports dated October 26, 2007 related to the consolidated balance sheets of BCD Semiconductor Manufacturing Limited as of December 31, 2005 and 2006 and June 30, 2007 and the related consolidated statements of operations, shareholders’ capital deficiency and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2006 and for the six months ended June 30, 2007 and the related financial statement schedules included in Schedule I appearing in the prospectus, which is part of the registration statement.

We also consent to the reference made to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche

Deloitte & Touche
Taipei, Taiwan
The Republic of China

February 5, 2008